Exhibit 3

CEMEX

First Quarter 2023 Results



L'Arbre Blanc, Montpellier, France
SOU FUJIMOTO ARCHITECTS, OXO Architectes, DREAM, Laisné Architectes

Except as the context otherwise may require, references in this presentation to “CEMEX,” “we,” “us” or “our” refer to CEMEX, S.A.B. de C.V. and its consolidated entities. The information included in this presentation contains, and the reports we will file or furnish in the future may contain, forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements related CEMEX’s plans, objectives, expectations (financial or otherwise), and typically can be identified by the use of words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend,” “aimed” or other similar terms. Although CEMEX believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or results anticipated by forward-looking statements due to various factors. These forward-looking statements reflect, as of the date on which such forward-looking statements are made, or unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks, uncertainties and assumptions that could cause actual results to differ materially from historical results or those anticipated in this presentation. Among others, such risks, uncertainties, and assumptions that could cause results to differ, or that otherwise could have an impact on us, include those discussed in CEMEX’s most recent annual report and those detailed from time to time in CEMEX’s other filings with the Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores), which factors are incorporated herein by reference, including, but not limited to: impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, which could adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices of raw materials, as well as of goods and services in general, in particular increases in prices as a result of inflation; volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans; the impact of environmental cleanup costs and other remedial actions, and other liabilities relating to existing and/or divested businesses; our ability to secure and permit aggregates reserves in strategically located areas; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for private residential and private nonresidential construction; changes in our effective tax rate; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, labor, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding notes, and other debt instruments and financial obligations, including our subordinated notes with no fixed maturity and other financial obligations; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our business strategy goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting the demand for our products and services; climate change, in particular reflected in weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods, that could affect our facilities or the markets in which we offer our products and services or from where we source our raw materials; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement; availability and cost of trucks, railcars, barges, and ships, as well as their licensed operators and drivers, for transport of our materials; labor shortages and constraints; terrorist and organized criminal activities as well as geopolitical events, such as war and armed conflicts, including the current war between Russia and Ukraine; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; and, natural disasters and other unforeseen events (including global health hazards such as COVID-19). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Any or all of CEMEX’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. These factors may be revised or supplemented and the information contained in this presentation is subject to change without notice, but CEMEX is not under, and expressly disclaims, any obligation to update or correct the information contained in this presentation or revise any forward-looking statement that it may make from time to time, whether as a result of new information, future events or otherwise, or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). This presentation also includes statistical data regarding, but not limited to, the production, distribution, marketing and sale of cement, ready mix concrete, clinker, aggregates, and Urbanization Solutions. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources that were available as of the date of this presentation. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this presentation. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiaries

Key highlights in • 9% growth in Sales driven by pricing First Quarter 2023 • Mid-single digit growth in EBITDA attributable to pricing strategy, easing cost headwinds, growth investments and Urbanization Solutions • Significant recovery in EBITDA margin • Improvement in COGS as percentage of Sales • Closed the Atlantic Minerals Limited acquisition in late April, which will boost US aggregates reserves by ~20% • Urbanization Solutions EBITDA growing 34% • Continued reduction in CO emissions, with -3% vs. 1Q22 2 • Placed $1B green subordinated perpetual notes providing attractive funding and accelerating path towards investment grade • Leverage ratio at 2.62x 1 • ROCE at 12.2% , well above our cost of capital Port Marianne School, Montpellier, France 3 Built with Vertua concrete, part of our Vertua 1) Trailing twelve months as of March 2023, excluding goodwill family of sustainable products

1Q23: Strong EBITDA growth with important QoQ margin recovery EBITDA FCF after Net Sales EBITDA Margin maint. Capex +9% l-t-l +6% l-t-l -0.2pp +8% +7% 4,036 733 18.4% 18.2% 685 3,725 -55 -175 1Q22 1Q23 1Q22 1Q23 1Q22 1Q23 1Q22 1Q23 4 Millions of U.S. dollars Panorama High Rise, Miami, United States

Weak bagged cement demand in EM and weather in the US impact volumes… CONSOLIDATED VOLUMES 1Q23 YoY volume variation (l-t-l) USA -1% -12% -4% -3% -1% -15% EMEA -5% -19% EUROPE 10% -10% -8% 6% -10% -9% MEX -3% 1 2% Cement Ready-mix -1% SCAC Aggregates -8% 5 1) Domestic gray cement

…while pricing momentum accelerates CONSOLIDATED PRICES 1Q23 YoY and QoQ price variation (l-t-l) 20% 19% 29% 18% 30% 35% 24% 22% 17% 21% 10% EMEA USA 10% EUROPE 24% 10% 8% 8% 20% QoQ: 4% 5% 8% 17% 14% 10% 9% 7% 8% 8% MEX 7% 11% 8% Sequential (4Q22 to 1Q23) 22% 1 21% Cement Ready-mix 11% SCAC Aggregates 7% 15% 5% 1) Domestic gray cement 6 Note: For CEMEX, SCAC, Europe and EMEA, prices (l-t-l) are calculated on a volume-weighted average basis at constant foreign-exchange rates

Pricing contribution outpacing current inflation… 1Q23 EBITDA variation +6% +7% -472 625 733 728 -12 5 40 685 -138 FX 1Q22 Volume Price Costs Growth Other 1Q23 1Q23 Investments & l-t-l reported Urbanization Solutions EBITDA margin 18.4% 18.2% -0.2pp 7 Millions of U.S. dollars

…and making inroads in margin recovery Consolidated EBITDA Margin 21.2% 20.1% 19.6% 19.7% FY 2021 18.4% 18.2% 17.8% 18.1% 18.0% 17.2% FY 2022 16.3% 16.4% 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 8

2022 Integrated Report detailing exceptional Future in Action results 7th consecutive “A” Achieving records: Integrated Report • Clinker Factor of 73.7% • Alternative fuels at 35% • Hydrogen injection in 44% of production “A–” Over last 2 years, reduction in Climate Change Net CO emissions of: 2 • ~9% per CO /ton 2 “4” • ~22% per kg CO /Revenues $ 2 ~3% reduction vs 1Q22 per CO /ton 2 Highest level SBTi validation Increasing adoption of our 64 of net-zero CO goals 2 Vertua products: under 1.5°C scenario • 33% for ready-mix, +16.1pp YoY 9

Fast growing Urbanization Solutions business: Spotlight on Performance Materials 2022 Urbanization Solutions EBITDA EBITDA ($ M) +34% Circularity 6% 70 Industrialized 19% Construction 52 Admixtures enable CO emissions Related 2 reduction of up to ~40% Services 37% Key Megatrends 17% Others • Decarbonization $49M Performance • Construction 38% Materials efficiency 2022 • Circularity 21% Admixtures EBITDA 1Q22 1Q23 10

Regional Highlights 411 Tower, Monterrey, Mexico

Mexico: Double-digit growth in Sales and high single-digit growth in EBITDA YTD 1Q23 1Q23 Net Sales 1,097 1,097 % var (l-t-l) 13% 13% Operating EBITDA 344 344 % var (l-t-l) 9% 9% Operating EBITDA margin 31.4% 31.4% pp var (1.1pp) (1.1pp) • Continued growth in formal sector explained by nearshoring investments, tourism, and infrastructure projects • Strong growth in Sales driven by pricing • High-single digit increase in EBITDA, rising for the second consecutive quarter • YoY decline in EBITDA margin continued to moderate against 2022 performance • Significant EBITDA margin improvement vs. 4Q22 • Record alternative fuels substitution rate of 42% La Mexicana Park, Mexico City, Mexico Built with Vertua Concrete, part of our Vertua family of sustainable products 12 Millions of U.S. dollars

1 US: Record first quarter EBITDA despite adverse weather YTD 1Q23 1Q23 Net Sales 1,255 1,255 % var (l-t-l) 5% 5% Operating EBITDA 230 230 % var (l-t-l) 15% 15% Operating EBITDA margin 18.3% 18.3% pp var 1.5pp 1.5pp • Strong double-digit price increases across all products • Volume decline largely attributable to severe winter weather and difficult prior year comp. • Sequential margin improvement for the 3rd straight quarter, benefiting from higher prices and a lower level of imports • Closed the Atlantic Minerals Limited acquisition in late April, expanding our US reserves by 20% and further strengthening our position in aggregate constrained markets such as Florida and the east coast of the U.S. • Expect the Infrastructure Bill, Inflation Reduction Act and Acqualina Building, Miami, United States the CHIPS Act to be supportive of volumes 13 1) On a reported basis Millions of U.S. dollars

EMEA: Strong results despite tough comparison base and challenging volume backdrop YTD 1Q23 1Q23 Net Sales 1,234 1,234 % var (l-t-l) 14% 14% Operating EBITDA 148 148 % var (l-t-l) 15% 15% Operating EBITDA margin 12.0% 12.0% pp var (0.3pp) (0.3pp) • Strong top line growth driven by continued pricing momentum • Resilient EBITDA margin • European operations well positioned to reach the EU 55% CO reduction goal by 2030 2 • EBITDA in Europe increased 46%, with margin expanding 2.5pp • Strong EBITDA contribution from growth investments • Volumes in the Philippines impacted by continued macro challenges and bad weather, as well as a tough Crédit Agricole Building, Nimes, France comparison base Built with Vertua Concrete, part of our Vertua family of sustainable products 14 Millions of U.S. dollars

SCAC: Top line growth driven by disciplined pricing strategy YTD 1Q23 1Q23 Net Sales 411 411 % var (l-t-l) 4% 4% Operating EBITDA 84 84 % var (l-t-l) (21%) (21%) Operating EBITDA margin 20.4% 20.4% pp var (5.9pp) (5.9pp) • Increase in Sales supported by a double-digit increase in prices • Bagged cement demand continued to be subdued, but resilient formal construction driven by infrastructure and tourism-related projects • EBITDA and margin impacted by higher energy costs and maintenance Gimnasio Moderno, Bogotá, Colombia 15 Millions of U.S. dollars

Financial Developments Crédit Agricole Building, Nimes, France Built with Vertua Concrete, part of our Vertua family of sustainable products

Improving FCF due to growth in EBITDA, reduced working capital and capex, and higher asset sales First Quarter Average working capital days 2023 2022 % var Operating EBITDA 733 685 7% 1Q’23 1Q’22 - Net Financial Expense 144 127 -3 - Maintenance Capex 156 181 - Change in Working Capital 454 487 -11 - Taxes Paid 84 50 - Other Cash Items (net) (51) 17 Controlling Interest Net Income - Free Cash Flow - (3) US$ M Discontinued Operations Free Cash Flow after (55) (175) 69% 225 198 Maintenance Capex - Strategic Capex 86 76 Free Cash Flow (141) (251) 44% 1Q’23 1Q’22 17

Strengthening our capital structure and accelerating path to investment grade 1 • Issued $1.0 B green subordinated perpetual Proforma debt maturity notes, the first of its kind in our industry; profile as of March 2023 proceeds to be used to finance green Billions of U.S. dollars investments 2 • Called our 7.375% 2027 notes , leaving a two- year window (’27 & ’28) without relevant maturities • Delisted CEMEX Latam Holdings from the 2.3 Colombian Stock Exchange 1.6 1.4 • Increased our stake in CEMEX Holdings 0.8 0.7 0.6 Philippines to ~90% from ~78% 0.3 0.1 0.1 1 • Reached 2025 goal of 50% of debt linked to 23 24 25 26 27 28 29 30 ≥31 sustainability KPIs two years ahead of schedule 1) Giving effect to the redemption of ~$934M of 7.375% 2027 Notes with proceeds from our Revolving Credit Facility under our Credit Agreement 18 th 2) To be redeemed on June 5 , 2023

2023 Outlook Gilbert Chabroux School, Lyon France Built with Insularis, part of our Vertua family of sustainable products

2023 guidance - No revision to EBITDA and FCF elements expected until 2Q23 results

CEMEX

Guidance as of February 13, 2023

Operating EBITDA[1]	Low single-digit increase
Energy cost/ton of cement produced	~10% increase
Capital expenditures	~$1,250 million total ~$850 million Maintenance, ~$400 million Strategic
Investment in working capital	~$250 million
Cash taxes	~$250 million
Cost of debt[2]	Increase of ~$70 million

Recognize 1Q23 results and market trends could provide upside support

1) Like-to-like for ongoing operations and assuming December 31, 2022 FX levels for the remaining of the year
2) Including subordinated notes with no fixed maturity and the effect of our EUR-USD cross-currency swap

20

Appendix Happy Residence for Seniors, Montpellier, France Built with Insularis, part of our Vertua family of sustainable products

Debt maturity profile as of March 31, 2023 Total debt as of March 31, 2023: $7,862 million Main bank debt agreements Other bank debt Average life of debt: Fixed Income 5.0 years Leases 1,605 1,391 1,315 1,064 789 741 641 254 61 2023 2024 2025 2026 2027 2028 2029 2030≥ 2031 22 Millions of U.S. dollars

Consolidated volumes and prices 3M23 vs. 3M22 1Q23 vs. 1Q22 1Q23 vs. 4Q22 Volume (l-t-l) (10%) (10%) (7%) Domestic gray Price (USD) 20% 20% 10% cement Price (l-t-l) 20% 20% 7% Volume (l-t-l) (4%) (4%) (3%) Ready mix Price (USD) 18% 18% 10% Price (l-t-l) 19% 19% 8% Volume (l-t-l) (5%) (5%) (4%) Aggregates Price (USD) 15% 15% 10% Price (l-t-l) 18% 18% 8% 23 Price (l-t-l) calculated on a volume-weighted average basis at constant foreign-exchange rates

Additional information on debt MXN 4% Other 4% Euro First Quarter Fourth Quarter 15% 2023 2022 % var 2022 Currency 1 7,862 8,963 (12%) 8,147 Total debt denomination Short-term 4% 4% 4% U.S. dollar Long-term 96% 96% 96% 77% Cash and cash equivalents 758 593 28% 495 Net debt 7,104 8,370 (15%) 7,652 2 7,157 8,266 (13%) 7,620 Consolidated net debt 2 2.62 2.83 2.84 Consolidated leverage ratio Variable 26% 2 6.38 6.60 6.27 Consolidated coverage ratio 3 Interest rate Fixed 74% Millions of U.S. dollars 1) Includes leases, in accordance with International Financial Reporting Standard (IFRS) 2) Calculated in accordance with our contractual obligations under our main bank debt agreements 3) Includes the effect of our interest rate derivatives, as applicable 24

Additional information on debt 1 Total debt by instrument First Quarter Fourth Quarter 19% 2023 % of total 2022 % of total Fixed Income 4,080 52% 4,139 51% Main Bank Debt Agreements 2,307 29% 2,578 32% 52% 1 1,475 19% 1,430 17% Others Total Debt 7,862 8,147 29% Millions of U.S. dollars 25 1) Includes leases, in accordance with IFRS

1Q23 volume and price summary: selected countries and regions Domestic gray cement Ready mix Aggregates 1Q23 vs. 1Q22 1Q23 vs. 1Q22 1Q23 vs. 1Q22 Volume Price (USD) Price (LC) Volume Price (USD) Price (LC) Volume Price (USD) Price (LC) Mexico (3%) 29% 17% 10% 37% 24% 6% 32% 20% U.S. (19%) 22% 22% (12%) 24% 24% (15%) 30% 30% Europe (9%) 29% 35% (8%) 16% 21% (1%) 4% 10% Israel N/A N/A N/A 5% 0% 12% 0% (2%) 10% Philippines (16%) (1%) 5% N/A N/A N/A N/A N/A N/A Colombia (4%) (3%) 17% (6%) 3% 25% (3%) 4% 26% Panama 1% 4% 4% 44% 8% 8% 18% 14% 14% Dominican Republic (8%) 15% 14% 10% 20% 19% N/A N/A N/A 26 Price (LC) for Europe calculated on a volume-weighted-average basis at constant foreign-exchange rates

1 2023 expected volume outlook : selected countries/regions Cement Ready-mix Aggregates Low single digit decline Low single digit decline Flat CEMEX Flat High single digit increase High single digit increase Mexico Mid single digit decline Mid single digit decline Mid single digit decline USA Mid single digit decline Low to mid single digit decline Flat to low single digit decline Europe Flat High single digit increase NA Colombia Flat≥20% increase NA Panama Dominican Republic Flat to low single digit decline Low double-digit increase NA Israel NA Flat to low single digit increase Low single digit decline Philippines Low single digit decline NA NA 27 1) Reflects CEMEX’s current expectations. Volumes on a like-to-like basis

Relevant ESG indicators Carbon strategy 1Q23 2022 Customers and suppliers 1Q23 2022 Kg of CO per ton of 2 Net Promoter Score (NPS) 68 66 558 562 cementitious % of sales using CX Go 66% 60% Alternative fuels (%) 34% 35% Clinker factor 73.3% 73.7% Health and safety 1Q23 2022 Low-carbon products 1Q23 2022 2 3 Blended cement as % of total Employee fatalities 81% 75% cement produced Employee L-T-I frequency 0.5 0.5 rate Vertua concrete as % of total 43% 33% Operations with zero fatalities 99% 96% Vertua cement as % of total and injuries (%) 51% 41% 28

Definitions SCAC South, Central America and the Caribbean EMEA Europe, Middle East, Africa and Asia When providing cement volume variations, refers to domestic gray cement operations (starting in 2Q10, the base for reported Cement cement volumes changed from total domestic cement including clinker to domestic gray cement) LC Local currency l-t-l (like to like) On a like-to-like basis adjusting for currency fluctuations and for investments/divestments when applicable Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on Maintenance capital projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which expenditures are projects required to comply with governmental regulations or company policies Operating EBITDA Operating earnings before other expenses, net plus depreciation and operating amortization IFRS International Financial Reporting Standards, as issued by the International Accounting Standards Board Pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products Investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects Strategic capital expenditures designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs U.S. dollars USD/U.S. dollars Percentage variation % var 29

Contact Information Investors Relations Stock Information In the United States: NYSE (ADS): +1 877 7CX NYSE CX In Mexico: Mexican Stock Exchange +52 81 8888 4292 (CPO): CEMEX.CPO ir@cemex.com Ratio of CPO to ADS: 10 to 1